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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2006 (MM/DD/YY) AND ENDING March 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Heartland Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 Heritage Green Drive
(No. and Street)

Hiawatha (City) Iowa (State) 52233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes (319) 393-8913
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

Town Centre, Suite 300, 221 Third Avenue SE, Cedar Rapids, Iowa 52401
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Edward D. Luebe
MY COMMISSION EXPIRES
11-23-08

Signature

Pres/CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report
On The Financial Statements
And Supplementary Schedules

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc. (the "Company"), a wholly owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 22, 2007

Heartland Investment Associates, Inc.

Statement of Financial Condition
March 31, 2007

Assets

Cash and Cash Equivalents			$	288,067
Receivables				
Due from clearing broker	$	109,952		
Commissions and fees		41,166		
Income taxes (Note 7)		1,705		
Deferred income taxes (Note 7)		8,500		
Other		2,823		164,146
Equipment and Leasehold Improvements				
Office furniture and equipment, including assets acquired under capital lease $18,542 (Note 4)		302,751		
Leasehold improvements		56,399		
		359,150		
Less accumulated depreciation, including amounts applicable to assets acquired under capital lease $883 (Note 4)		296,723		62,427
Prepaid Expenses				29,961
			$	544,601

Liabilities and Stockholder's Equity

Liabilities				
Payables:				
Commissions	$	177,042		
Accrued expenses and other liabilities		59,782	$	236,824
Capital lease obligation (Note 4)				15,179
Commitments (Notes 2, 5 and 8)				
Stockholder's Equity (Note 6)				
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares		492,500		
Additional paid-in capital		56,000		
Accumulated deficit		(255,902)		292,598
			$	544,601

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Operations
Year Ended March 31, 2007

Revenue:	
Commissions	$ 2,477,041
Other	19,632
Net realized investment (losses)	(9,128)
	2,487,545
Expenses:	
Commission expense	1,490,192
Employee compensation and benefits (Note 3)	247,202
Correspondent charges	190,582
Rent (Note 5)	142,318
Stock reporting services	31,447
Telephone	22,724
Interest	609
Depreciation	14,009
Advertising	22,842
Payroll taxes	62,660
Professional fees	192,094
Office supplies and postage	56,885
Insurance	8,204
Travel and entertainment	4,328
Utilities	13,717
Other general and administrative	105,842
	2,605,655
(Loss) before income taxes	(118,110)
Federal and state income tax (benefit) (Note 7)	(20,800)
Net (loss)	$ (97,310)

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Changes In Stockholder's Equity
Year Ended March 31, 2007

	Common Stock				
	Number Of Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, March 31, 2006	49,250	$ 492,500	$ 6,000	$ (158,592)	$ 339,908
Capital contribution	-	-	50,000	-	50,000
Net (loss)	-	-	-	(97,310)	(97,310)
Balance, March 31, 2007	**49,250**	**$ 492,500**	**$ 56,000**	**$ (255,902)**	**$ 292,598**

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Cash Flows
Year Ended March 31, 2007

Cash Flows from Operating Activities		
Net (loss)	$	(97,310)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:		
Loss on sale of securities owned		9,128
Depreciation		14,009
Deferred income taxes		(20,800)
Changes in assets and liabilities:		
Decrease in due from clearing broker		1,588
(Increase) in commissions and fees receivable		(31,529)
(Increase) in income tax receivable		(1,290)
(Increase) in other receivable		(1,330)
(Increase) in prepaid expenses		(12,165)
Increase in commissions payable, accounts payable and accrued expenses		56,503
Net cash (used in) operating activities		(83,196)
Cash Flows from Investing Activities,		
Purchase of equipment and leasehold improvements		(14,336)
Proceeds from sale of securities owned		170,496
Net cash provided by investing activities		156,160
Cash Flows from Financing Activities		
Payments on lease obligation		(3,363)
Contribution of capital		50,000
Net cash provided by financing activities		46,637
Increase in cash and cash equivalents		119,601
Cash and Cash Equivalents:		
Beginning		168,466
Ending	$	288,067
Supplemental Disclosures of Cash Flow Information		
Cash payments for interest	$	609
Office equipment acquired and financed by capital lease obligation	$	18,542

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. (the "Company") is a securities broker/dealer with offices located in Marion, Hiawatha and Iowa City, Iowa. The Company is a wholly owned subsidiary of Heartland Financial Group, Inc.

The Company operates as a securities broker/dealer under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from five to fifteen years.

Classification of depreciation on assets under capital leases: The depreciation expense on assets acquired under capital leases is included with depreciation expense on owned assets.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Recent Accounting Pronouncements: In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes." This interpretation applies to all tax positions accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 clarifies the application of SFAS No. 109 by defining the criteria that an individual tax position must meet in order for the position to be recognized within the financial statements and provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition for tax positions. This interpretation is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this interpretation will have on its financial position, results of operation and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company is currently evaluating the impact that the adoption of this Statement will have on its financial position, results of operation and cash flows.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expires on August 12, 2010 and can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. The annual contribution to the plan is a discretionary amount determined by the Company's Board of Directors. The maximum Company contribution is the amount allowed under Internal Revenue Service regulations. The amount of contribution included in operating expenses for the year ended March 31, 2007 is $17,936.

Note 4. Capital Lease Obligation

At March 31, 2007, certain office furniture and equipment with a depreciated cost of $17,659 have been acquired under a capital lease. The equipment and the related liability under the capital lease is recorded at the present value of the future payments due under the lease, as determined by the interest rate implicit in the lease. The related liability under the capital lease is due in monthly installments, including interest of 6.99%, with final payment due August 2009.

Capitalized lease obligation is as follows:

Steelcase Financial Services, Inc., due $568 monthly, including interest	$	15,179

The following is a schedule by years of the future minimum lease payments under the capital lease obligation together with the present value of the net minimum lease payments as of March 31, 2007.

Year ending March 31:		
2008	$	6,814
2009		6,814
2010		2,839
Total minimum lease payments		16,467
Less the amount representing interest		1,288
Present value of net minimum lease payments	$	15,179

Note 5. Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. These leases require minimum annual rentals, plus the payment of normal maintenance and insurance. These expire in November 2008 and October 2011.

In September 2004, the Company entered into a lease agreement with its parent company, Heartland Financial Group, Inc. for office facilities in Iowa City, Iowa. The lease agreement expires on August 31, 2009 and requires monthly payments of $3,500 plus the payment of repairs, insurance, utilities and property taxes.

The total minimum rental commitments at March 31, 2007, under the operating leases mentioned above, are as follows:

Year ending March 31:		
2008	$	104,134
2009		103,099
2010		64,682
2011		40,198
2012		23,449
	$	335,562

The total rental expense included in the statement of operations for the year ended March 31, 2007 is $142,318, of which $42,000 was paid to Heartland Financial Group, Inc.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2007, the Company had net capital of $169,435, which was $119,435 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is 1.50 to 1.

Note 7. Income Tax Matters

Net deferred tax assets consist of the following components as of March 31, 2007:

Deferred tax assets:		
Accrued expenses	$	500
Net operating loss carryforward		20,000
		20,500
Deferred tax liabilities:		
Equipment and leasehold improvements		(5,000)
Prepaid expenses		(7,000)
		(12,000)
	$	8,500

The provision for income taxes for the year ended March 31, 2007 consists of the following:

Current	$	-
Deferred		(20,800)
	$	(20,800)

As of March 31, 2007, the Company has a federal net operating loss carryforward of approximately $100,000, which expires March 31, 2027.

Note 8. Financial Instruments

Off-balance-sheet risk and concentration of credit risk:

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair value considerations:

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Heartland Investment Associates, Inc.

Schedule I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
March 31, 2007

Computation of net capital:		
Total stockholder's equity from the statement of financial condition	$	292,598
Total nonallowable assets and other charges:		
Equipment and improvements		62,427
Prepaid expenses		29,961
Petty cash		250
Commissions and fees receivable		13,912
Income tax receivable		1,705
Deferred income taxes		8,500
Other receivables		2,823
Net capital before haircuts on securities positions		173,020
Haircuts on securities positions - money market account		3,585
Net capital	$	169,435
Computation of aggregate indebtedness:		
Items from statement of financial condition:		
Payables	$	236,824
Capital lease obligation		15,179
Assets with credit balances		2,687
Total aggregate indebtedness	$	254,690
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $50,000	$	50,000
Excess net capital, net capital less net capital requirement	$	119,435
Percentage of aggregate indebtedness to net capital		150%

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II of Form X-17a-5 as of March 31, 2007.

Heartland Investment Associates, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
March 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
March 31, 2007

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

In planning and performing our audit of the financial statements of Heartland Investments Associates, Inc. (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Cedar Rapids, Iowa
May 22, 2007

END